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                                  EXHIBIT 7.1
                     Press Release, dated February 25, 1997


INTEVAC, INC. ANNOUNCES SALE OF CONVERTIBLE SUBORDINATED NOTES


Santa Clara, California, February 25, 1997 -- Intevac, Inc. (Nasdaq: IVAC), announced today that it has raised approximately $50,000,000 through the sale of its 6 1/2% convertible subordinated notes pursuant to an offering within the United States to qualified institutional investors and outside the United States to non-U.S. investors. The notes have a term of seven years and are
convertible into Intevac common stock at a conversion price of $20.625.   Under
the terms of the offerintg, the initial purchasers also have a 30 day optin to purchase up to an additional $7.5 million of the notes to cover over-allotments, if any.

The Company stated that it expects to use the net proceeds of the offering for general corporate purposes, including working capital, and may also apply a portion of the net proceeds to the acquisition of related businesses, products and technologies.

The securities to be offered will not be registered under the Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or available exemptions from registration requirements.

CONTACT: Charles Eddy, Chief Financial Officer, Intevac Inc., 3550 Bassett Street, Santa Clara, CA 95054 (408) 496-2259, ceddy@intevac.com